United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-13215

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               JNS MARKETING, INC.
                                (Name of Issuer)


                                     Common
                         (Title of Class of Securities)


                                    466224300
                                 (Cusip Number)


Galwan Texas, Inc. 17776 Tomball Parkway, Houston, Texas  77064
---------------------------------------------------------------
(281) 569-3666
--------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                   May 7, 1999
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13- d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


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                                  SCHEDULE 13D

CUSIP NO.: 466224300                                           Page 1 of 5 Pages

1.       Name of Reporting Person
         Galwan Texas, Inc.

         S.S. or I.R.S. Identification No. of Above Person

         Tax ID#: 76-0281262

2.       Check the Appropriate Box if A Member of a Group*

                  a / /
                  b /X/

3.       SEC Use Only


4.       Source of Funds

         PF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         U.S.A.

7.       Sole Voting Power

         225,000 shares of common stock

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         225,000 shares of common stock

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         225,000 shares of common stock


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         12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
         /  /

13.      Percent of Class Represented by Amount in Row (11)

         89.3%

14.      Type of Reporting Person

         CO

Item 1.           Security & Issuer
-----------------------------------
         This statement relates to common shares of JNS Marketing, Inc., a Colorado corporation.

Item 2.
-------

I.
                           a.       Galwan Texas, Inc., a Texas corporation
                           b. Principal Place of Business - 17776 Tomball Parkway, Houston, TX 77064
                           c. Galwan Texas, Inc. is a Texas  corporation  formed
                  in 1989. Walter Galdenzi and Susan Galdenzi are President, Vice President and Secretary, respectively and are Directors of Galwan Texas, Inc. Walter and Susan Galdenzi are the sole owners of Galwan, Texas, Inc. Galwan Texas, Inc. is a business and real estate company. Walter Galdenzi, age 48, received a B.A. in Business from Mohawk College in 1974. He has been President and Director and a principal shareholder of Galwan Texas, Inc. since 1989. Susan Galdenzi, age 46, received her B.A. from Mohawk College in 1975. She has been Vice President and Secretary and a Director and a principal shareholder of Galwan Texas, Inc. since 1989.
                           d. Neither the reporting person nor any of the officers, Directors, or principal shareholders have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).
                           e. Neither the reporting person nor any officers, Directors, or principal shareholders have, during the last five years, been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship:  USA - State of Incorporation-Texas

Item 3.           Source and Amount of the Funds
------------------------------------------------

         Personal funds



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Item 4.           Purpose of the Transaction
--------------------------------------------

         The purpose of the transaction was to sell control of the corporation.

                           a. On May 6, 1999,  reporting  person,  Galwan Texas,
                  Inc.,   acquired   225,000   shares  by  purchase   from  four
                  individuals Company.

                                    On  February  19,  1999,   Walter   Galdenzi
                  entered into a Share Purchase Agreement whereby he agreed to purchase 225,000 shares of JNS Marketing, Inc. from four individuals. Upon issuance, the shares were issued to Mr. Galdenzi's company, Galwan Texas, Inc.

                           b.  No   extraordinary   corporate   transaction   is
                  immediately planned by issuer or any of its subsidiaries; however, the issuer is seeking merger or acquisition candidates since the Company is currently a shell.

                           c. No sale or transfer of a material amount of assets
                  of issuer is contemplated.

                           d. There are current plans to change the  management.
                  Walter Galdenzi has been appointed President and Susan Galdenzi appointed Secretary. Two new directors will be appointed, Walter Galdenzi has been appointed to serve as a director and Susan Galdenzi will be appointed after Section 14f compliance and the prior directors except Walter Galdenzi will then resign.

                           e. No material  change is proposed in  capitalization
                  or dividend policy at this time. Any acquisition will result in material changes.

                           f. At this time,  no  material  changes in  corporate
                  structure are presently planned.

                           g. No  plans  exist  which  would  cause  a class  of
                  securities to be delisted from any exchange or cease to be quoted.

                           h. No plans exist for any class of equity  securities
                  becoming eligible for termination of listing pursuant to 12(g)(4) of the Act.

                           i. No class  of  equity  shall  become  eligible  for
                  termination of registration as a result thereof.

         j.       Not applicable.

Item 5.           Interest in Securities of the Issuer
------------------------------------------------------

                           a. 225,000 common shares (89.3%) of issuer were owned beneficially and of record by the Reporting Person as of May 7, 1999.

                           b. Reporting Person has sole power to vote 225,000 shares of common stock.

                           c. Reporting Person purchased 225,000 shares of common stock on May 7, 1999. Reporting Person had no other transactions in the prior 60 days.

                           d.   Not applicable

                           e.   Not applicable.


Item 6.           Contracts, Arrangements, Understandings or Relationships  with
--------------------------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

         The information contained in response to Item 4 and 5 is incorporated herein.

         The Reporting Party entered into compensation agreements as follows:

     1. Stock Compensation Agreement with Jarrold R. Bachman, Business Exchange Holding Corporation, and Hometown Investments, Inc. for an aggregate of 150,000 shares of common stock upon closing of the transaction.

         2. Reporting Person entered into an agreement whereby a cash fee of $50,000 is to be paid to Business Exchange Holding Corporation, Hometown Investments, Inc., and Jarrold R. Bachman upon completion of trading approval on the OTC Bulletin Board.

         The information contained in response to Item 4 and 5 is incorporated herein.

          Exhibit 6.1         Share Purchase Agreement
                  6.2         Stock Compensation Agreement
                  6.3         Fee Agreement
                  6.4         Extension Agreement.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: ________________
                                             Galwan Texas, Inc.


                                             /s/ Susan Galdenzi
                                             -----------------------------------
                                             Signature

                                             Susan Galdenzi/ Secretary
                                             -----------------------------------
                                             Name/Title



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